Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-132370 and 333-132370-01

OFFERING SUMMARY

RELATED TO THE PRICING SUPPLEMENT, NO. 2006 - MTNDD005,

DATED MAY 24, 2006

ELKS® ____________________________________________________
EQUITY LINKED SECURITIES

CITIGROUP FUNDING INC.

MEDIUM-TERM NOTES, SERIES D

PAYMENTS DUE FROM CITIGROUP FUNDING INC. FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

6,380,000 9% PER ANNUM

ELKS BASED UPON

THE COMMON STOCK OF INTEL CORPORATION

DUE NOVEMBER 30, 2006

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

[LOGO OF CITIGROUP]

MAY 24, 2006

ELKS® Based Upon the Common Stock of Intel Corporation

Equity LinKed Securities due 2006

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

OVERVIEW OF THE ELKS

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the Underlying Stock on which the ELKS are based. ELKS pay a fixed coupon, with a yield greater than the Underlying Stock’s current dividend yield and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding Inc.

The ELKS are not principal protected. In return for receiving the fixed coupon and limited protection against a decline in the price of the Underlying Stock, you give up participation in any increase in the price of the Underlying Stock during the term of the ELKS (except in limited circumstances) and you will not receive any dividends or other distributions, if any, paid on the Underlying Stock. The value of the amount you receive at maturity may be less than the amount of your initial investment in the ELKS and could be zero. The ELKS may be an attractive investment for an investor seeking a relatively high current income who is also willing to accept risk to the principal invested. This type of investor may include, but is not limited to:

• Income oriented equity investors	• Current or prospective holders of the Underlying Stock

• Investors with moderate return expectations for the Underlying Stock who also seek limited protection against loss	• Investors in non-principal-protected convertible securities

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

HOW THE ELKS BASED UPON THE COMMON STOCK OF INTEL CORPORATION WORK

ELKS Based Upon the Common Stock of Intel Corporation are equity-linked securities issued by Citigroup Funding that have a maturity of six months. ELKS pay a coupon at maturity equal to 9% per annum (or $0.45 per ELKS for the six-month period).

The ELKS are not principal protected. At maturity, you will receive (1) the coupon payment and (2) either (a) the principal amount invested, in cash, or (b) a fixed number of shares of Intel common stock. If the price of Intel common stock declines by approximately 15% or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive a fixed number of shares of Intel common stock equal to the Exchange Ratio. The Exchange Ratio equals 0.55897, 10 divided by the Initial Share Price. Thus, if you receive Intel common stock at maturity and the price of Intel common stock at maturity is less than the Initial Share Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero. In this case, your investment in the ELKS will result in a loss, except to the extent of the fixed coupon payable on ELKS. If the price of Intel common stock does not decline by approximately 15% or more from its Initial Share Price at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), you will receive $10 for each ELKS you hold at maturity.

Capitalized terms used in these summaries are defined in “Final Terms” on the following page.

FINAL TERMS

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup, Citigroup Funding’s parent company

Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity less than the amount you initially invest.

Principal Protection:	None

Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Intel Corporation

Pricing Date:	May 24, 2006

Issue Date:	May 30, 2006

Valuation Date:	November 27, 2006

Maturity Date:	November 30, 2006

Underlying Stock:	Common Stock of Intel Corporation (NASDAQ Symbol: INTC)

Issue Price:	$10.00 per ELKS

Coupon:	9% per annum (or $0.45 per ELKS for the six-month period), paid on the Maturity Date

Payment at Maturity:

For each $10 ELKS:

(1) a  number of shares of the Underlying Stock equal to the Exchange Ratio, if the trading price of the Underlying Stock any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 15% or more, or

(2) $10 in cash

Exchange Ratio:	0.55897 shares of the Underlying Stock per ELKS equal to $10/Initial Share Price

Initial Share Price:	$17.89, the closing price of the Underlying Stock on the Pricing Date

Listing:	The ELKS will not be listed on any exchange. Citigroup Global Markets Inc. intends to make a market in the ELKS but is not obligated to do so. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS.

Agent’s Discount:	1.25%

Calculation Agent:	Citigroup Global Markets Inc.

BENEFITS OF THE ELKS

•   Current Income. The ELKS pay a coupon at maturity with a yield set at a rate that is currently greater than the anticipated dividend yield on the Underlying Stock and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

•   Protection Against Loss in Limited Circumstance. As long as the price of the Underlying Stock does not decline below the predetermined percentage at any time during the term of the ELKS (including intra-day), at maturity, you will receive your initial investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price. In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce.

KEY RISK FACTORS FOR THE ELKS

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the pricing supplement related to this offering for a full description of risks.

•	Potential for Loss. The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity is less than the Initial Share Price, the amount you will receive at maturity will be less than the initial investment in the ELKS and could be zero.

•	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity is significantly greater than the Initial Share Price.

•	Potential for a Lower Comparative Yield. If the price of the Underlying Stock declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity is less than the Initial Share Price, which will result in your receiving Underlying Stock with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

•	Relationship to the Issuer of the Underlying Stock. You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying Stock unless and until you receive shares of the Underlying Stock at maturity, if applicable.

•	Exchange Listing and Secondary Market. The ELKS will not be listed on any exchange. There is currently no secondary market for the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. Although Citigroup Global Markets Inc. intends to make a market in the ELKS, it is not obligated to do so.

•	Resale Value of the ELKS May be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yield on the Underlying Stock, interest rates, the earnings performance of the issuer of the Underlying Stock, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

•	Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Stock by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

•	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

INTEL CORPORATION

According to publicly available documents, Intel Corporation is a semiconductor chip maker which develops advanced integrated digital technology platforms for the computing and communications industries. Intel’s products include chips, boards and other semiconductor components that are the building blocks of computers, servers, and networking and communications products. Intel is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Intel files reports (including its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006) and other information with the SEC. Intel’s registration statements, reports and other information may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Intel’s publicly available documents and has not made any due diligence investigation or inquiry of Intel in connection with the offering of the ELKS. No representation is made that the publicly available information about Intel is accurate or complete.

The common stock of Intel is quoted on The NASDAQ Stock Market under the symbol “INTC.” According to Intel’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006, as of April 28, 2006, there were 5,817,000,000 shares of common stock outstanding. Historical high and low sale prices for Intel common stock and the dividends paid on such common stock for each quarter since the first quarter of 2001 are included in the pricing supplement related to this offering under “Historical Data on the Common Stock of Intel Corporation” The following graph sets forth the daily closing price of Intel common stock, as reported on The NASDAQ Stock Market, from January 3, 2000 to May 24, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Intel common stock are not necessarily indicative of future Intel common stock closing prices.

The closing price of Intel common stock on May 24, 2006 was $17.89.

The ELKS represent obligations of Citigroup Funding only. Intel Corporation is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

HYPOTHETICAL MATURITY PAYMENT EXAMPLES

The six examples of hypothetical amounts you will receive at maturity set forth below are based on the following assumptions:

•	ELKS Issue Price: $10.00

•	Coupon: 8.50% per annum (4.25% for the six-month period), payable at maturity ($0.425 per ELKS for the six-month period)

•	Initial Share Price: $19.30 per share of Intel common stock

•	Annualized current dividend yield of Intel common stock: 2.07%*

•	Exchange Ratio: 0.51813 shares of Intel common stock per ELKS

•	At maturity, whether you receive common stock or your initial investment ($10.00 per ELKS) depends on whether Intel common stock has declined by 15% or more (to $16.41 or less) at any time after the Pricing Date up to and including the Valuation Date.

*	Hypothetical dividend yield is based on expectations of dividends paid from the hypothetical issue date to the hypothetical maturity date, annualized.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Share Price ($17.89), whether the price of Intel common stock declines by 15% or more from the Initial Share Price (to $15.21 per share or less) causing you to receive a fixed number of shares of Intel common stock at maturity instead of cash and the change in the price of Intel common stock from the Initial Share Price during the term of the ELKS.

Example 1: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $16.50 per share, which is not less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $16.50 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Amount received at maturity (including coupon payment): $10.425 per ELKS

Return on Intel common stock (excluding cash dividend payments): –14.50%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): –13.46%

Return on ELKS (including coupon payment): 4.25%

Example 2: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $16.50 per share, which is not less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $19.30 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Amount received at maturity (including coupon payment): $10.425 per ELKS

Return on Intel common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment): 4.25%

Example 3: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $16.50 per share, which is not less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $23.16 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Amount received at maturity (including coupon payment): $10.425 per ELKS

Return on Intel common stock (excluding cash dividend payments): 20.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 21.04%

Return on ELKS (including coupon payment): 4.25%

Example 4: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $13.80 per share, which is less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $16.41 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.51813 shares of Intel common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.50.

Amount received at maturity (including coupon payment): $8.925 per ELKS

Return on Intel common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payment): –15.00%

Return on Intel common stock (including cash dividend payments): –13.96%

Return on ELKS (including coupon payment): –10.75%

Example 5: The lowest trading price of shares of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $13.80 per share, which is less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $19.30 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.51813 shares of Intel common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Amount received at maturity (including coupon payment): $10.425

Return on Intel common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment): 4.25%

Example 6: The lowest trading price of shares of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $13.80 per share, which is less than or equal to 85% of the Initial Share Price, and the closing price of Intel common stock at maturity is $21.23 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.51813 shares of Intel common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Amount received at maturity (including coupon payment): $11.425 per ELKS

Return on Intel common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payment): 10.00%

Return on Intel common stock (including cash dividend payments): 11.04%

Return on ELKS (including coupon payment): 14.25%

SUMMARY CHART OF HYPOTHETICAL EXAMPLES

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$19.30	$19.30	$19.30	$19.30	$19.30	$19.30
85% of hypothetical Initial Share Price (per share)	$16.41	$16.41	$16.41	$16.41	$16.41	$16.41
Hypothetical lowest Trading Price (per share)	$16.50	$16.50	$16.50	$13.80	$13.80	$13.80
Is the hypothetical lowest Trading Price less than or equal to 85% of the hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes
Will you receive 0.51813 (the hypothetical Exchange Ratio) shares of Intel common stock at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$16.50	$19.30	$23.16	$16.41	$19.30	$21.23
Amount received at Maturity per ELKS (either in cash or market value of Intel common stock, excluding coupon payment)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Amount received at Maturity per ELKS (either in cash or market value of Intel common stock, including coupon payment)	$10.425	$10.425	$10.425	$8.925	$10.425	$11.425

Return on Intel common stock (excluding cash dividend payments)	-14.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payment)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Intel common stock (including cash dividend payments)	-13.46%	1.04%	21.04%	-13.96%	1.04%	11.04%
Return on ELKS (either in cash or market value of Intel common stock, including coupon payment)	4.25%	4.25%	4.25%	-10.75%	4.25%	14.25%

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying Stock received at maturity of the ELKS as capital assets. In general, the coupon payment paid at maturity should be divided into two separate components for tax purposes: an interest component and an option premium component. These components should be taxed as follows:

•	The interest component should be taxed as ordinary interest income when it is received or accrued in accordance with the U.S. investor’s method of accounting.

•	The option premium component should generally not be taxed until sale or maturity of the ELKS for cash. At maturity, the option premium component should be taxed as a short-term capital gain if the maturity payment is made in cash. If at maturity you receive shares of the Underlying Stock, the option premium component should reduce the cost basis of the stock received and no tax event should occur with respect to the option premium component until the disposal of the shares of the stock received.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person, the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the ELKS.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the ELKS as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the ELKS, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of ELKS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase ELKS cover only owners and not employees.

ADDITIONAL CONSIDERATIONS

The amount you will receive at maturity on the ELKS is subject to adjustment for a number of events that modify Intel Corporation’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the pricing supplement related to this offering for more information. However, the amount you will receive at maturity will not be adjusted for all events that may adversely affect the price of Intel common stock, and these other events may have the effect of reducing the amount you will receive at maturity on the ELKS.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.

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